Exhibit 99.1

FOR IMMEDIATE RELEASE

MELCO CROWN ENTERTAINMENT ANNOUNCES

MELCO’S AGREEMENT TO ACQUIRE SHARES FROM CROWN

Macau, Thursday, December 15, 2016 – Melco Crown Entertainment Limited (Nasdaq: MPEL) (“Melco Crown Entertainment” or the “Company” or “we”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today announced that its major shareholder, Melco Leisure & Entertainment Group Limited (“Melco Leisure”), a wholly owned subsidiary of Melco International Development Limited (“Melco”), has entered into a privately negotiated agreement to acquire 198,000,000 ordinary shares of the Company, or 13.42% of the current shares outstanding, from Crown Asia Investments Pty. Ltd. (“CAI”), a wholly owned subsidiary of Crown Resorts Limited (“Crown,” and the acquisition, the “Melco Acquisition”). The aggregate purchase price is approximately US$1.2 billion, subject to upward adjustments for interest thereon if closing occurs after March 1, 2017. Melco Leisure will pay a deposit of US$100 million that is refundable only if the sale and purchase agreement is terminated prior to closing due to Crown’s default. The closing of the sale is conditional upon the receipt of Macau regulatory approval, Melco’s financing arrangements and other customary closing conditions. Subject to definitive agreement, Melco has secured a written commitment from a bank to provide the necessary financing for the purchase. Any such financing may require a pledge of the Company’s ordinary shares or American depositary shares held by Melco Leisure as collateral. Upon closing of the sale, Melco’s shareholding in the Company will increase from 37.89% currently to 51.31%.

In conjunction with this sale, Melco and Crown amended, with effect from the payment of the deposit, their shareholders’ deed relating to the Company to provide for an increase in the nominees of Melco on the Company’s board of directors from three to four, a decrease in the nominees of Crown from two to one, and the number of independent directors remaining at four. The amended shareholders’ deed also provides that the Company’s right to use “Crown” in its corporate name will terminate six months after the closing of the private sale.

Melco Crown Entertainment Limited

Incorporated in the Cayman Islands with limited liability

Mr. James Packer, a Crown nominee director and our Deputy Chairman, will resign from the Company with effect from December 15, 2016 after payment of the deposit by Melco Leisure. The Company expects to appoint in due course a director nominated by Melco to fill the board vacancy in accordance with its corporate governance policies.

The Company will not receive any proceeds from the Melco Acquisition.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment is strongly supported by its single largest shareholder, Melco. Melco is a listed company on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of Melco Crown Entertainment.

For investment community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiries, please contact:

Maggie Ma

Senior Vice President, Corporate Communications and Public Relations

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

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